Filed by Hudson Executive Investment Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Hudson Executive Investment Corp.

Talkspace Announces Post-Merger

Public Company Board Of Directors

New nominees bring strong public company experience in healthcare, technology and finance

Douglas Braunstein expected to serve as Chairman of board committed to making behavioral healthcare accessible to all

HEIC special shareholders’ meeting to approve business combination with Talkspace and elect nominated directors scheduled for June 17, 2021 at 8:30 a.m. ET

NEWS PROVIDED BY

Talkspace

Jun 08, 2021, 07:00 ET

NEW YORK, June 8, 2021 /PRNewswire/ — Talkspace, a leading digital and virtual behavioral healthcare company, announced today its proposed public company board of directors, which is expected to be effective as of the closing of its proposed merger with Hudson Executive Investment Corp. (“HEIC”) (NASDAQ: HECCU, HEC, HECCW). Hudson Executive Capital founder Douglas Braunstein is expected to serve as chairman of the diverse nine-director board, which has deep experience in healthcare, technology and finance.

“As Talkspace prepares to become a publicly listed company, we anticipate significant growth across the business,” said Douglas Braunstein, incoming Talkspace board chair. “The post-business combination board brings decades of industry expertise, knowledge and leadership that we believe will further support the acceleration of Talkspace’s growth trajectory and the company’s strides to reach new frontiers in digital therapy. Talkspace’s mission is to make behavioral healthcare accessible to all. I am excited to work towards this goal with such a terrific team.”

“Talkspace has contributed to democratizing access to high quality mental healthcare. Its purpose-built platform is designed to personalize treatment and improve clinical outcomes at scale,” said Oren Frank, Co-founder and CEO of Talkspace. “With its robust network of credentialed health care professionals addressing a wide spectrum of acuities, its scalable technology platform and unique data set, we believe that Talkspace is ideally positioned to address the vast, unmet and growing demand for mental health services in innovative ways.”

Talkspace’s New Board Nominees Are:

Douglas Braunstein, Chairman of the Board

Senior executive with deep background in finance and extensive healthcare industry knowledge; public company director

Douglas Braunstein is the Founder and Managing Partner of Hudson Executive Capital. Mr. Braunstein has over 30 years of industry experience and held a variety of leadership positions during his 20-year tenure at JPMorgan Chase & Co., including Vice Chairman, Chief Financial Officer, Head of Investment Banking in the Americas, Head of Global M&A and Global Industry Coverage and Head of Healthcare Investment Banking, as well as serving on the Investment Bank Management Committee for over a decade. Mr. Braunstein currently serves on the board of directors of Cantaloupe Inc. (CTLP, formerly USA Technologies), and serves as Vice Chair of the Board of Trustees of Cornell University. Mr. Braunstein holds a Bachelor of Science degree from Cornell University and a J.D. degree from Harvard Law School.

Charles Berg, Non-Executive Director

Senior healthcare industry leader with deep experience building and scaling payer and provider-centric businesses; public company director

Since March 2007, Mr. Berg has served as director of DaVita Inc. (DVA), a publicly listed international dialysis provider, and between 2016 and 2017 he served as the Executive Chair of DaVita Medical Group. He previously served as Executive Chairman of WellCare Health Plans, Inc., a provider of managed care services for government-sponsored health care programs, and held various leadership positions with Oxford Health Plans, Inc., including president and CEO when the plan was acquired by UnitedHealth Group. Mr. Berg currently sits on the board of directors of CareCentrix, Inc, a provider of post-acute home care services. He is also a member of the Operating Council & Senior Advisory Board of Consonance Capital Partners, a private equity firm, and a director of Justworks, Inc. Mr. Berg holds a J.D. from Georgetown University Law Center and a B.A. in political science from Macalester College.

Madhu Pawar, Non-Executive Director

Senior leader at world-class technology company and deep experience with healthcare technology and analytics

Madhu Pawar is a Managing Director at Google and Carnegie Mellon University’s Adjunct Professor of Analytics in Healthcare. At Google, Ms. Pawar manages the sales analytics and solutions organizations that drive the SMB Adwords business globally. Prior to Google, Ms. Pawar worked at McKinsey & Company for 12 years, where she was a partner in the healthcare systems and services practice. She began her career in software development as part of the Mobile Technologies division of Hewlett Packard’s Research & Development Labs in Singapore. She currently serves on the Carnegie Mellon University Board of Trustees’ Advancement committee and on the Dean’s Advisory Council for the Heinz College of Information Systems and Public Policy. Ms. Pawar holds a Master’s degree in Information Systems from Carnegie Mellon University and a Bachelor’s in Computer Science from Nanyang Technological University, Singapore.

Curtis Warfield, Non-Executive Director

Experienced senior executive with background in healthcare services and insurance; public company director

Curtis Warfield is the President and Chief Executive Officer of Windham Advisors LLC, a private equity and strategic advisory firm that offers innovative business solutions for companies operating in the technology and healthcare sectors, and other industries. Mr. Warfield previously served as part of the senior leadership team at Anthem, Inc., one of the nation’s largest health insurers, as a senior executive at HCA, a healthcare facilities’ operator, and as the Chief Executive Officer of National Patient Account Services (“NPAS”), a healthcare services company. He currently serves as a board member of Texas Roadhouse (TXRH). Mr. Warfield holds a B.S. from the University of Louisville, Kentucky and is a Certified Public Accountant.

Jacqueline Yeaney, Non-Executive Director

Seasoned marketing and strategy executive with background in high-growth software companies; public company director

Jacqueline Yeaney is Executive Vice President of Marketing at Tableau, a Salesforce Company, that offers the world’s leading analytics platform. Ms. Yeaney started her career as an officer in the U.S. Air Force, and then as a management consultant at the Boston Consulting Group. She subsequently served as Executive Vice President of Strategy and Marketing at Red Hat, a provider of enterprise open source solutions and Chief Marketing Officer at Ellucian Co LP. Ms. Yeaney holds a B.S. in electrical engineering from Rensselaer Polytechnic Institute and an MBA from the Massachusetts Institute of Technology. She currently serves as a board member of Avaya Holdings Corp. (AVYA).

Talkspace’s existing board members who will stand for election in the upcoming shareholder meeting:

•	Oren Frank, Executive Director – Talkspace Co-Founder and Chief Executive Officer

•	Roni Frank, Executive Director – Talkspace Co-Founder and Head of Clinical Services

•	Jeffrey Crowe, Non-Executive Director – Managing Partner at Norwest Venture Partners

•	Erez Shachar, Non-Executive Director – Managing Partner at Qumra Capital

HEIC Special Meeting to Approve Merger Set for June 17, 2021

Talkspace and HEIC announced their proposed business combination on January 13, 2021. HEIC has scheduled a special meeting of stockholders (the “Special Meeting”) for June 17, 2021 at 8:30 a.m. Eastern Time to approve the proposed business combination and to elect the nominated directors to the board of directors.

The Special Meeting will be held virtually via webcast and can be accessed by visiting https://www.cstproxy.com/hudsoninvestcorp/sm2021. The proxy statement is available in the Investor Resources section of HEIC’s website as well as on www.sec.gov. Stockholders of record as of the close of business on May 19, 2021, the Record Date, will be entitled to vote their shares at the Special Meeting.

After the transaction closes, Talkspace intends to list its common stock and warrants on the NASDAQ under the tickers “TALK” and “TALKW,” respectively.

About Talkspace

Talkspace is a leading virtual behavioral healthcare company enabled by a purpose-built technology platform. As a digital healthcare company, all care is delivered through an easy-to-use and fully encrypted web and mobile platform, consistent with HIPAA and other state regulatory requirements.

Today, the need for care feels more urgent than ever, and when seeking treatment, whether it’s psychiatric, adolescent, or couples therapy, Talkspace offers treatment options for almost every need. With Talkspace, members can send their dedicated therapists text, video, and voice messages anytime, from anywhere, and engage in live video sessions. As of May 2021, over 2 million people have used Talkspace, and over 55 million lives were covered for Talkspace through insurance and employee assistance programs or other network behavioral health paid benefit programs.

For more information about Talkspace commercial relationships, visit https://business.talkspace.com. To learn more about online therapy, please visit https://www.talkspace.com/online-therapy.

About Hudson Executive Investment Corp.

Hudson Executive Investment Corp. is a Special Purpose Acquisition Company formed by Hudson Executive Capital LP (HEC), Douglas L. Braunstein, and Douglas G. Bergeron. Mr. Braunstein is founder and co-managing partner of HEC and the former CFO and vice chairman of JP Morgan. Mr. Bergeron is co-managing partner of HEC and the former chairman and CEO of VeriFone, Inc. For more information, visit: https://hudsoninvestcorp.com/.

Additional Information and Where to Find It

This press release relates to a proposed transaction between Talkspace and HEIC. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. HEIC has filed a registration statement on Form S-4 with the SEC, which includes a document that serves as a prospectus and proxy statement of HEIC, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all HEIC shareholders. HEIC also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of HEIC are urged to read the registration statement and the related proxy statement/prospectus (including all amendments and supplements thereto) and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by HEIC through the website maintained by the SEC at www.sec.gov.

The documents filed by HEIC with the SEC also may be obtained free of charge at HEIC’S website at https://hudsoninvestcorp.com/investors or upon written request to Hudson Executive Investment Corp., 570 Lexington Avenue, 35th Floor, New York, NY 10022.

Participants in Solicitation

HEIC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from HEIC’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination is contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Talkspace and HEIC, including statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction, the services offered by Talkspace and the markets in which it operates, and future financial condition and performance of Talkspace and expected financial impacts of the transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the transaction, the PIPE transaction, and the level of redemptions of HEIC’s public shareholders. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of HEIC’s securities, (ii) the risk that the transaction may not be completed by HEIC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by HEIC, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the shareholders of HEIC, the satisfaction of the minimum trust account amount following redemptions by HEIC’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the Business Combination, (v) the occurrence of any event, change, or other circumstance that could give rise to the termination of the merger agreement, (vi) the effect of the announcement or pendency of the transaction on Talkspace’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Talkspace, (viii) the outcome of any legal proceedings that may be instituted against Talkspace or against HEIC related to the merger agreement or the proposed transaction, (ix) the ability to maintain the listing of HEIC’s securities on The Nasdaq Stock Market, (x) the risk that the price of HEIC’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which HEIC plans to operate, variations in performance across competitors, changes in laws and regulations affecting HEIC’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, and (xii) the risk of downturns in the highly competitive telehealth and teletherapy markets. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of HEIC’s Registration Statement on Form S-4 discussed above and other documents filed by HEIC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Talkspace and HEIC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Talkspace nor HEIC gives any assurance that either Talkspace or HEIC will achieve its expectations.

For Media: John Kim | jkim@skdknick.com | 310.997.5963

For Investors: Bob East / Jordan Kohnstam | TalkspaceIR@westwicke.com | 443.213.0500

SOURCE Talkspace